SECURITIES ... ON

08031408

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 53440

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **JANUARY 1, 2007** (MM/DD/YY) AND ENDING **DECEMBER 31, 2007** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CREDIT SUISSE PRIVATE ADVISORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Bleicherweg 33
Zurich CH-8070

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven C. Bender **646.290.7248**
(Area Code - Telephone Number)

SEC Mail Processing Section

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FEB 29 2008

KPMG LLP

Washington, DC
111

(Name - *if individual, state last, first, middle name*)

345 Park Avenue	**New York**	**NY**	**10154**
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I; **Steven C. Bender**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Credit Suisse Private Advisors** as of **DECEMBER 31, 2007**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows: NONE.

Signature

Financial & Operations Principal
Title

Notary Public

KAREN M. MITCHELL
No. 01MI6138824
Notary Public, State of New York
Qualified in Erie County
My Commission Expires Dec. 27, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

CREDIT SUISSE PRIVATE ADVISORS
(A Wholly Owned Subsidiary of Credit Suisse)

(S.E.C. I.D. No. 8-53440)

Statement of Financial Condition

December 31, 2007

(With Independent Auditors' Report and
Supplemental Report on Internal Control)

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Credit Suisse Private Advisors:

We have audited the accompanying statement of financial condition of Credit Suisse Private Advisors (the Company), a wholly owned subsidiary of Credit Suisse, as of December 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Credit Suisse Private Advisors as of December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

New York, New York,
February 26, 2008

CREDIT SUISSE PRIVATE ADVISORS
(a wholly owned subsidiary of Credit Suisse)

Statement of Financial Condition

December 31, 2007

Assets

Cash and cash equivalents	$	14,904,732
Receivables from brokers, dealers, and clearing organizations		169,378
Furniture and equipment at cost, net of accumulated depreciation of $268,534		75,888
Leasehold Improvements at cost, net of accumulated amortization of $96,819		194,997
Other assets		317,947
Total assets	$	15,662,942

Liabilities and Stockholder's Equity

Liabilities:		
Payable to affiliated companies	$	1,109,485
Liability to Employees		2,253,845
Stamp taxes and social securities		484,247
Accrued Expenses		667,989
Other liabilities		87,674
Provisions		74,587
Total liabilities	$	4,677,827
Stockholder's equity:		
Common stock, CHF 20 par value; 750,000 authorized, issued and outstanding		8,953,086
Additional paid in capital		39,616,803
Accumulated deficit		(40,104,677)
Accumulated other comprehensive income		2,519,903
Total stockholder's equity		10,985,115
Total liabilities and stockholder's equity	$	15,662,942

See accompanying notes to financial statements.

CREDIT SUISSE PRIVATE ADVISORS
(a wholly owned subsidiary of Credit Suisse)

Notes to the Statement of Financial Condition

December 31, 2007

(1) Organization and Business Description

Credit Suisse Private Advisors (the Company) is a wholly owned subsidiary of Credit Suisse, which is a wholly owned subsidiary of Credit Suisse Group (CSG). The Company, as a Swiss-domiciled broker-dealer registered with the Securities and Exchange Commission (SEC) and under the supervision of the Financial Industry Regulatory Authority (FINRA), acts as an introducing broker in the purchase and sale of global debt and equity securities. All customer transactions are cleared through Swiss American Securities Inc. (an affiliated Company) or Bear Stearns Securities Corp. on a fully disclosed basis. The Company is also a portfolio management firm that offers global investment opportunities and wealth management strategies to high net-worth individuals residing primarily in the United States of America.

While the Company conducts its business from its headquarters in Zurich, Switzerland, it is required to prepare financial statements in accordance with accounting principles generally accepted in the United States of America for submission to certain regulatory authorities.

(2) Summary of Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at December 31, 2007. These estimates and assumptions are based on judgment and available information at the time of preparation of these financial statements, and consequently, actual results could differ from those estimates.

Cash and cash equivalents includes accounts maintained with banks with original maturities of ninety days or less.

Furniture and equipment are carried at cost less accumulated depreciation and are depreciated on a straight-line basis over the estimated useful life not exceeding five years. Leasehold improvements are depreciated over the shorter of the life of the improvement or the term of the lease.

The Company accounts for income taxes under the provisions of SFAS No. 109, *Accounting for Income Taxes* (SFAS 109). Under SFAS 109, deferred income taxes are recorded for the future tax consequences of events that have been recognized in the financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment that realization is more likely than not.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – An Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 addresses the accounting for uncertainty in income tax positions by prescribing a consistent recognition threshold and measurement attribute for income tax positions taken or expected to be taken in an income tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

FIN 48 requires a two-step process in evaluating income tax positions. In the first step, an enterprise determines whether it is more likely than not that an income tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Income tax positions meeting the more-likely-than-not recognition threshold are then measured to determine the amount of benefit eligible for recognition in the financial statements. Each income tax position is measured at the largest amount of benefit that is more likely than not to be realized upon ultimate settlement.

The provisions of FIN 48 are effective for fiscal years beginning after December 15, 2006. The adoption of FIN 48 as of January 1, 2007 did not result in a material change to the Company's assets and accumulated deficit.

The functional currency of the Company is Swiss Francs and its books and records are maintained in the functional currency. The reporting currency for the purpose of preparation of this financial statement is U.S. Dollars. Balances denominated in foreign currencies have been translated at the prevailing exchange rate at December 31, 2007. Translation adjustments arising from translating the entity's financial statement into the reporting currency are recorded within accumulated other comprehensive income.

(3) Going Concern

To enable the Company to continue as a going concern Credit Suisse has made capital contributions to the Company (in 2007 amounting to $5,279,134). In addition Credit Suisse has committed that it will fund the Company's operations through February 28, 2009. Based on the support provided by the parent company, as well as the expected increased business activity of the Company in 2008 and going forward, management expects the Company to continue as a going concern.

(4) Related Party Transactions

In the normal course of business, the Company enters into transactions with affiliated companies. The Company believes that these transactions are on market terms that could be obtained from unrelated third parties. In addition, the Company has an arrangement with Credit Suisse, and other affiliated companies, whereby these companies will fund the payment of certain expenses incurred directly by the Company. The amounts owed to affiliated companies with respect to these transactions are settled at least quarterly. The amount included in payable to affiliated companies represents accrued but unpaid amounts relating to these transactions. In addition, in July 2004, the Company entered into a fee sharing agreement with Credit Suisse. Credit Suisse pays the Company a percentage of the income earned by Credit Suisse from shared clients, which the Company introduces to Credit Suisse.

All of the Company's Swiss based employees are members of the Credit Suisse Group Pension Plan. The Company makes payments, through an affiliated company, to the Credit Suisse Group Pension Plan on behalf of its employees

All of the Company's United States of America based employees meeting certain eligibility requirements are members of a defined benefit pension plan (the Plan.) The Company makes annual contributions which exceed the minimum funding requirements under the Employee Retirement Income Security Act of 1974. The Company participates in a funded, nonqualified Supplemental Executive Retirement Plan (the Supplemental Plan) maintained by Swiss American Corporation, for certain qualified executives, that restores retirement plan benefits otherwise restricted due to limitations imposed by the IRS.

The Company participates in an Employee Savings and Investment Plan (the Savings Plan) which covers all United States of America based employees meeting certain eligibility requirements. The participant's contribution is limited to a specified maximum percentage of his/her earnings and is 100% vested to the participant. In 2007, the Company matched 100% of such contributions.

The Credit Suisse Group Swiss Share Plan (the Plan) provides for equity-based awards to the Company's employees based on CSG shares. Pursuant to the Plan, employees of the Company may be granted, as compensation, stock or other equity-based awards. The provisions of the Plan include a provision to deliver CSG shares to the employees as compensation for services performed. The company purchases the shares from CSG for delivery to employees. The company purchases the shares from CSG for delivery to employees.

(5) Other Assets

Other Assets of $317,947 include recoverable withholding tax, security deposits, and miscellaneous receivables.

(6) Commitments and Contingencies

The Company has direct obligations under several operating leases for office space and computer equipment, expiring at various dates through 2014.

At December 31, 2007, noncancelable leases in excess of one year had the following minimum lease commitments:

		Minimum lease payments	Minimum sublease revenue
Year ending December 31:			
2008	$	821,158	770,564
2009		824,144	770,564
2010		827,744	770,564
2011		833,062	770,564
2012		424,382	321,068
2013 and thereafter		250,538	
	$	3,981,028	3,403,324

The company belongs to the Swiss value-added tax (VAT) group of Credit Suisse and thus carries joint liability to the Swiss federal tax debts of the entire VAT group of Credit Suisse.

(7) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Act of 1934, which requires the maintenance of net capital. The Company has elected to compute its net capital under the "alternative method" permitted by the rule. Under the alternative method, net capital (as defined) must exceed the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2007, the Company's net capital was $9,587,303, which was in excess of the minimum requirement of $311,855 by $9,275,448. The Company operates pursuant to the (k)(2)(ii) exemptive provisions of the SEC's Computation of Reserve Requirements Rule 15c3-3 and, accordingly, all customer transactions are cleared through two broker-dealers on a fully disclosed basis.

(8) Taxes

As a Swiss domiciled broker - dealer, the Company is subject to taxes in Switzerland and the United States of America. A deferred tax asset of approximately $14.2 million (of which $8.6 million relates to Swiss tax and $5.6 million relates to US tax) has been established with respect to the Swiss and U.S. current and prior year tax losses, that will begin to expire in 2008 and 2023, in Switzerland and the United States of America, respectively. However, the Company has established a valuation allowance of approximately $14.2 million, resulting in a net deferred tax asset of zero, as management has determined that the realization of the deferred tax asset does not meet the more likely than not requirement.

(9) Additional Paid in Capital

On February 14, 2008, the Company received a letter from its Parent, Credit Suisse, committing Credit Suisse to fund the operations of the Company until February 28, 2009.

On December 12, 2007, Credit Suisse funded the Company with additional paid in capital of 6,000,000 CHF. Using the spot exchange rate on the date of transaction of 1 US$ = 1.13655, this resulted in a $5,279,134 increase to additional paid in capital.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditor's Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker Dealer Claiming Exemption From SEC Rule 15c3-3

The Board of Directors
Credit Suisse Private Advisors:

In planning and performing our audit of the statement of financial condition of Credit Suisse Private Advisors (the Company), as of December 31, 2007 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the statement of financial condition, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally

KPMG

accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

New York, New York
February 26, 2008

END